July 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Kathleen Krebs & Jan Woo

Re:	SCVX Corp. Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed July 13, 2022 (File No. 001-39190).

Dear Mses. Krebs and Woo,

On behalf of SCVX Corp. (“we,” “our,” or the “Company”), we submit this letter in response to the comments received orally on July 21, 2022 (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A as filed by the Company on July 13, 2022 (“Schedule 14A”). We are concurrently submitting via EDGAR this letter and an updated definitive Schedule 14A (the “Amended Definitive Proxy”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in Schedule 14A.

The Company’s Current Efforts at Completing an Initial Business Combination, page 20

1.	Comment: Please clarify that the amount in the Trust Account could be further depleted by redemptions associated with the Extension Proposal, which could make it even more difficult to find another target company with which to consummate an initial business combination.

Response: In response to the Staff’s comment, the Company will revise its disclosure in the Amended Definitive Proxy as follows: “If SCVX is unable to enter into definitive transaction documents with Company B, SCVX may find it difficult to identify another target company with which to consummate an initial business combination given that SCVX maintains approximately $38,000,000 in its trust account (exclusive of any redemptions that may occur at the Extraordinary General Meeting) and that SCVX is not presently listed on any national securities exchange and may not be able to list its securities on any national securities exchange following the consummation of its initial business combination. Additionally, if any shareholders elect to redeem their shares in connection with the Extraordinary General Meeting, those redemptions will further reduce the amount of funds in the trust account, which could make it even more difficult to find a target company with which to consummate an initial business combination.”

Interests of our Sponsor, Directors and Officers, page 27

2.	Comment: Please quantify the current value of the Class B shares assuming that they are converted to Class A shares and using the most-recently quoted price of the Class A shares.

Response: In response to the Staff’s comment, the Company will revise its disclosure on page 27 of the Amended Definitive Proxy as follows: “The Class B shares were paid for by the Sponsor, and there is currently no public market for these shares. However, upon the consummation of a business combination, the Class B shares would convert automatically on a one-for-one basis into shares of common stock in the surviving entity, subject to any contractual forfeiture of such shares. If the 5,750,000 Class B shares, representing all of the outstanding Class B shares, were converted into Class A shares at the most recently available quoted price as of July 20, 2022, of $9.99, the total market value of the Class B shares in the aggregate would be $57,442,500.”

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Please do not hesitate to contact me at (212) 728-8620 or dscalzo@willkie.com if you have comments or if you require additional information regarding the Amended Proxy.

Respectfully submitted,

/s/ Danielle Scalzo
Danielle Scalzo

cc: Michael Doniger, Chief Executive Officer and Chairman of the Board, SCVX Corp.

Chris Ahern, Chief Financial Officer, SCVX Corp.